

SPORTBLX presents:

ANNESTES THOROUGHBREDS which owns interests in the following racehorses:

MAX PLAYER, a three-year old Honor Code colt pointed to the Travers Stakes and Kentucky Derby.

SWINGMAN, a two-year old Tonalist colt in training.

An **unnamed yearling filly** by Munnings out of an A.P. Indy mare.

An **unnamed weanling colt** by Midnight Lute out of an A.P. Indy mare.

INVEST AND CHEER!



ANNESTES THOROUGHBREDS

Annestes Thoroughbreds owns an interest in:



Max Player
(Honor Code – Fools in Love)



Swingman
(Tonalist – Eternal Grace)



Unnamed Filly
(Munnings – Indy Annestesia)



Unnamed Colt
(Midnight Lute – Indy Annestesia)

MAX PLAYER











MAX PLAYER



TRACK CONDITION
MINUTES TO POST
4

Highlights

We believe Max Player has displayed outstanding ability at a young age with a running style similar to his sire, Honor Code, in which he falls behind the field early then closes with a flourish at the wire with an excellent turn of foot. He is the winner of two races out of four starts showing a sequential improvement in Beyer figures while still racing greenly early in his races.

In early February 2020, Max Player romped in the Withers Stakes, a Grade III event at Aqueduct Racetrack, having earned 10 qualifying points for the Kentucky Derby. Max Player broke alertly, demonstrated resentment for kickback early in the race, then made a long, sustained bid that carried him to victory. After along layoff due to the global pandemic, Max Player ran next in the G1 Belmont Stakes finishing a late charging third, a respectable finish off of a long layoff.

Triple Crown Trail

We believe Max Player can handle 10 furlongs or more and has shown a strong late kick in all four of his races. He is being pointed to the prep races for the Kentucky Derby, having earned 40 qualifying points thus far. Ownership in Annestes Thoroughbreds gives investors a shot at being part of the Triple Crown experience.

Purchase Right for Stallion Prospectors

Max Player has exceptional pedigree on both sides of his family. His dam, Fools in Love, has produced three stakes winners from her first three foals. His sire, Honor Code, is a dual Grade I winning champion from the last crop by A.P. Indy and stands for $30,000 at Lane's End. Owners of 5% of Max Player will have a right of first offer in a sale of Max Player. Please see the Offering Memorandum for more details.

Max Player
Own: Hall George E. and SportBLX Thoroughb

Dk. b or b. c. 3 (Apr)
Sire: Honor Code (A.P. Indy) $30,000
Dam: Fools in Love (Not For Love)
Br: K & G Stables (Ky)
Tr: Rice Linda

Life	4	2	1	1	$273,500	92
2020	2	1	0	1	$237,500	92
2019	2	1	1	0	$36,000	72

D.Fst	3	1	1	1	$246,500	92
Wet(411)	1	1	0	0	$27,000	72
Synth	0	0	0	0	$0	–
Turf(246)	0	0	0	0	$0	–

20Jun20-10Bel	fst	1⅛		46 1:09^4 1:34^2 1:46^2	Belmont-G1	92	3/10	9^{10}	$9^{6\frac{1}{4}}$	8^7	5^7	$3^{5\frac{1}{4}}$	Rosario J	L126b	14.20	96 -	Tiz the Law126$^{3\frac{3}{4}}$ Dr Post126$^{1\frac{1}{2}}$ Max Player126$^{2\frac{1}{2}}$	2w turn,fan 7w upper
1Feb20- 8Aqu	fst	1⅛	C	49 1:13^4 1:40^1 1:53^4	Withers-G3	86	3/8	$6^{3\frac{1}{4}}$	$5^{1\frac{3}{4}}$	6^3	$3^{\frac{1}{2}}$	$1^{3\frac{1}{4}}$	Davis D	L118b	5.40	78–25	Max Player118$^{3\frac{1}{4}}$ Shotski123$^{\frac{1}{2}}$ Portos118$^{\frac{1}{2}}$	5-4w pursuit, edged cl
17Dec19- 3Prx	sly^S	1		24^1 :48^4 1:14^4 1:40^4	Md Sp Wt 48k	72	3/6	5^3	5^3	2^{hd}	1^1	$1^{4\frac{1}{4}}$	Rodriguez A R	L119b	*1.00	75–30	MaxPlyer119$^{4\frac{1}{4}}$ IrishCork119$^{5\frac{3}{4}}$ ViolentTurbulence119$^{5\frac{1}{2}}$	4w bid turn, drew clr
12Nov19- 5Prx	fst	1		24 :49^3 1:15^4 1:43^2	Md Sp Wt 45k	68	7/7	$6^{8\frac{1}{2}}$	6^{11}	4^7	$2^{3\frac{1}{2}}$	$2^{\frac{1}{2}}$	Rodriguez A R	L119	5.50	61–43	Ashraq119$^{\frac{1}{2}}$ Max Player119$^{4\frac{1}{2}}$ Violent Turbulence119^6	Finished well

WORKS: Jun13 Bel 6f fst 1:12^1 B *1/2* ● Jun3 Bel 5f fst 1:00^3 B *1/10* May22 Bel tr.t 6f fst 1:13^4 B *1/2* May12 Bel tr.t 6f fst 1:14^3 B *1/2* Apr29 Bel tr.t 7f fst 1:26^1 B *1/1* Apr15 Bel tr.t 6f fst 1:14^3 B *1/1*

MAX PLAYER

About the Sire

Honor Code (foaled March 2011) is a thoroughbred racehorse bred in Kentucky. He was sired by A.P. Indy, son of Triple Crown winner Seattle Slew and out of mare Weekend Surprise, who was sired by another Triple Crown winner: Secretariat. His dam is Serena's Cat, a granddaughter of Hall of Famer Serena's Song. Honor Code is known for his running style, in which he falls far behind the field early and closes with a rush to the wire. Honor Code's 2013 two-year-old debut saw him win from 22 lengths behind at Saratoga Race Course. He went on to win the Remsen Stakes and also finished second in the Champagne Stakes. He was considered a favorite for the 2014 Kentucky Derby, but an injury in March 2014 took him out of contention. Sidelined for much of 2014 by a leg injury, he returned to racing in November 2014 to win a 6 1/2 furlong allowance race/optional claiming race at Aqueduct Race Track. In March 2015, he returned to graded stakes racing by taking the Gulfstream Park Handicap running against the favorite, Private Zone, who had won the 2014 Grade I Cigar Mile Handicap. On June 6, 2015, Honor Code won the Metropolitan Handicap at Belmont Park, and later that year won the Whitney Handicap by a nose over Liam's Map. In the Eclipse Awards for 2015, Honor Code was named American Champion Older Dirt Male Horse.


BELMONT STAKES

MAX PLAYER 2017 Dark Bay/Brown Colt 	Honor Code	A.P. Indy	Seattle Slew
			Weekend Surprise
		Serena's Cat	Storm Cat
			Serena's Tune
	Fools in Love	Not For Love	Mr. Prospector
			Dance Number
		Parlez	French Deputy
			Speak Halory

About the Dam

Fools in Love (foaled April 2006) is a brown mare bred in Maryland. She was sired by Not for Love, son of Mr. Prospector, notable sprinter and outstanding breeding stallion as the leading broodmare sire in North America in multiple years. Her dam is Parlez by French Deputy, and she is a half-sister to multiple graded stakes winner and millionaire International Star and stakes winner D C Dancer. Fools in Love won 5 races of 23 starts including winning Orleans Stakes at Delta Downs and placing in the Maryland Million Lassie Stakes, Sorority Stakes and Colleen Stakes. She also broke her maiden at first asking. Fools in Love has proven to be an exceptional broodmare and is the dam of Seahenge, winner of the Champagne Stakes (G2). Fools in Love also produced Grade 3-placed Urban Bourbon and stakes-placed Frank's Folly. Fools in Love was sold in the 2017 Keeneland November Sale to England's Cheveley Park Stud Ltd for $1 million.


KEENELAND
HIP 514
NOT PREGNANT
$1,000,000



SWINGMAN

Highlights
Swingman is a homebred two-year-old Tonalist colt. Tonalist is a four-time Grade 1 winner and leading son of Champion sire Tapit. The G1 Belmont winner ran triple digit Beyers in 11 graded stakes starts, including the Cigar Mile (G1) and in repeat wins in the Jockey Club Gold Cup (G1). Tonalist's yearling colts average $60,375 at auction in 2019.

By **TONALIST** (2011), black type winner of 7 races, $3,647,000, Belmont S. [G1], Jockey Club Gold Cup S. [G1] twice, Cigar Mile H. [G1], Peter Pan S. [G2], Westchester S. [G3], 2nd Metropolitan H. [G1], Jim Dandy S. [G2], Suburban H. [G2], 3rd Travers S. [G1], Whitney S. [G1]. Son of Tapit [G1], leading sire 3 times. His first foals are 2-year-olds of 2019.

1st dam
ETERNAL GRACE (f. by Gilded Time). Winner at 2 and 3, $71,200, 2nd Sorority S. [L] (MTH, $20,000). Dam of 4 foals, all winners-- BYE BYE BERNIE (g. by Bernstein). 4 wins, $213,503 in N.A./U.S., 2nd 96ROCK S. (TP, $9,500), 3rd Kentucky Downs Turf Dash S. [L] (KD, $29,500); winner at 5, $210,250 in Canada, Nearctic S. [G2] (WO, $180,000), 3rd Connaught Cup S. [G2] (WO, $22,000). Total: $376,149. Joe Franklin (c. by Bernstein). 6 wins, 2 to 5, 2017, $229,952, 2nd Fred Cappy Capossela S. (AQU, $20,000), 3rd Jersey Shore S. [G3] (MTH, $10,000). Little Dipper (f. by Eskendereya). Winner at 2, 2017, $39,600, 2nd Sorority S. (MTH, $12,000), 3rd Colleen S. (MTH, $6,000). Smoldering Beauty. 3 wins, $108,020. Dam of Sitting Bull (c. by Artie Schiller) at 2, 2017, $26,438, 3rd Sunday Silence S., LAD, $6,600.

SWINGMAN 2018 Bay Colt	Tonalist	Tapit	Pulpit
			Tap Your Heels
		Settling Mist	Pleasant Colony
			Toll Fee
	Eternal Grace	Gilded Time	Timeless Moment
			Gilded Lilly
		One Fit Lady	Fit to Fight
			Elgin Lady

UNNAMED YEARLING FILLY



Highlights

We believe this unnamed filly will be an excellent runner and potential broodmare given her strong pedigree. Munnings is the fastest son of champion Speightstown, who, in turn, is one of the fastest sons of Gone West. Munnings was an excellent sprinter with victories in the Woody Stephens and Tom Fool against older horses in 2009. Munnings' filly yearlings generated an average of $66,492 at auction in 2019. Indy Annestesia is by champion, A.P. Indy, out of an Indian Charlie mare.

By MUNNINGS (2006), [G2] $742,640. Sire of 6 crops, 33 black type wnrs, $26,444,630, including I'm a Chatterbox [G1] ($2,354,454), El Deal [G1] ($575,025), Om [G2] ($1,184,731), Catalina Red [G2] ($549,885), Free Rose [G2] ($410,050), Proforma [G3] ($509,490), Barkley [G3] ($363,625), Chief Cicatriz [G3] ($345,245), Fancy Dress Party [G3] (to 3, 2019).

1st dam

INDY ANNESTESIA, by A.P. Indy. 2 wins at 4, $72,941. Dam of 5 registered foals, 3 of racing age, 2 to race, 2 winners-- Ocean Fury (c. by Stormy Atlantic). 3 wins at 3, 2019, $114,636. A I Initiative (g. by Artie Schiller). Winner at 4, 2019, $45,232.

			Gone West
		Speightstown	Silken Cat
	Munnings		Holy Bull
		La Comete	La Gueriere
Unnamed 2019 Filly			Seattle Slew
		A.P. Indy	Weekend Surprise
	Indy Annestesia		Indian Charlie
		Two Trail Sioux	Quiet Trail

UNNAMED WEANLING COLT



Highlights
We believe this unnamed colt will be an excellent runner given his strong pedigree.

By **MIDNIGHT LUTE** (2003), Champion sprinter in U.S., Stakes winner of $2,690,600, Breeders' Cup Sprint [G1] (MTH, $1,080,000), etc. Sire of 9 crops of racing age, 732 foals, 529 starters, 33 stakes winners, 3 champions, 378 winners of 1162 races and earning $45,203,371 USA, including Midnight Bisou (Champion in U.S., to 5, 2020, $7,371,520 USA, Cotillion S. [G1] (PRX, $562,000), etc.), Midnight Miley (Champion in Canada, $296,730 USA, Ontario Matron S. [G3] (WO, $90,000(CAN)), etc.), Pachangera (Champion in Mexico, $50,938 USA), Midnight Aria ($744,311 USA, Queen's Plate S. S. -R (WO, $600,000(CAN)), etc.), Shakin It Up ($664,982, Malibu S. [G1] (SA, $180,000), etc.), Gimme Da Lute ($627,560, Los Alamitos Derby [G2] (LRC, $210,000), etc.), Sonneteer ($595,776, Fifth Season S. [L] (OP, $75,000), etc.).

1st dam
INDY ANNESTESIA, by A.P. Indy. 2 wins at 4, $72,941. Dam of 5 registered foals, 3 of racing age, 2 to race, 2 winners-- Ocean Fury (c. by Stormy Atlantic). 3 wins at 3, 2019, $114,636. A I Initiative (g. by Artie Schiller). Winner at 4, 2019, $45,232.

Unnamed 2019 Filly	Midnight Lute	Real Quiet	Quiet American
			Really Blue
		Candytuft	Dehere
			Bolt From the Blue
	Indy Annestesia	A.P. Indy	Seattle Slew
			Weekend Surprise
		Two Trail Sioux	Indian Charlie
			Quiet Trail

Offering Details

Annestes Thoroughbreds Inc.'s goal is to bring the thrill of thoroughbred ownership (both breeding and racing) to the everyday person. The corporation owns minority interests in several racehorses, all homebred on Annestes Farms by majority shareholder, George E. Hall. Max Player, a three-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes and third place finisher in the G1 Belmont Stakes. Max Player is headed to the classic races in the balance of 2020. Swingman, a two-year old colt by Tonalist out of Eternal Grace (by: Gilded Time), is in training and being pointed to the races in the fall of 2020. An unnamed yearling filly by Munnings out of Indy Annestesia (by: A.P. Indy) and an unnamed weanling colt by Midnight Lute is on the farm.

Our History

Led by George E. Hall and farm manager, Dale Holly, Annestes Thoroughbreds has had a long history of success breeding horses on Annestes Farms and monetizing their values in the auction ring and campaigning them on the racetrack. Of the 89 horses bred, 60 were winners (67.41% versus the industry average of 45.33%), 7 were winners in Stakes Races (7.86% versus the industry average of 2.63%), and 5 were winners in Graded Stakes Races (5.61% versus the industry average of 0.77%). Notable homebred runners include: Pants on Fire out of Jump Start (by: Cabo De Noche) who won the Grade 2 Louisiana Derby, started in the Kentucky Derby, placed in the G1 Breeder's Cup Dirt Mile and earned $1.6 million, and stakes winners Calamity Kate ($621k earnings), My Adonis ($531k earnings), and Max Player ($273k life to date earnings). Notable yearling sales include Seahenge (sold for $750k), Guarded Secret (sold for $450k), Babeau (sold for $400k), and Capetown Lady (sold for $300k).

About Annestes Farms

Located in highly-desirable Woodford County, Annestes Farms is an exceptionally well-designed and constructed horse farm that is as aesthetically pleasing as it is functional. Two stone entrances greet guests and lead them through over 3.5 miles of roads to its centerpiece - a 20+ acre lake. There are two world-class 28 stall barns, a stallion barn with 5 stalls and breeding area spread across over 400 acres. The Farm has high-quality soil and access to water which provides for an ideal environment to raise sound racehorses. Annestes Farms is named after Mr. Hall's mother and combines her first and maiden names.

Offering Details

Annestes Thoroughbreds intends on raising capital to grow its roster of bloodstock and support its operations. The majority owner of Max Player, Swingman, the yearling, and foal will contribute interests in each of these horses in exchange for cash and stock. Pro forma for the minimum offering size, interests in Max Player will comprise a majority of the non-cash enterprise value of the company. Use of proceeds from the offering will be to buy producing mares and fund stallion fees, and progeny can be sold or raced.

Why Should Prospective Minority Owners be Interested?

We have designed Annestes Thoroughbreds to provide accredited and non-accredited investors an opportunity to invest in a portfolio of homebred racehorses with exceptional pedigrees and to offer shareholders exposure to the value creation potential of breeding operations.

How Does it Work?

Money raised from this offering will be used to purchase additional interests in racehorses for racing and breeding in addition to paying expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by each horse. Additionally, excess cash received from purses may be used to make distributions to shareholders and/or purchase additional horses (investors will earn an equity stake in any additional horses).

Purchase Right for Breeding Prospectors

All the horses have strong pedigrees on both sides of their families. Owners of 5% of the corporation will have a right of first offer in the sale of any of the horses. Please see the Offering Memorandum for more details.

Disclosure

Securities are offered through North Capital Private Securities, member FINRA / SIPC.

RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THE PRIVATE PLACEMENT MEMORANDUM IS ADVISABLE PRIOR TO INVESTING.

Risks Related to our Business

This is a very young company.

The company's performance is entirely dependent upon the performance and sale of the horses that are purchased or bred by the Company.

Valuation of Horses; The Company obtained 3rd party appraisals as an indication of valuation in February 2020.

Not all the horses to be owned by the company have been selected, and management may pick horses that fail to perform.

Not all of the horses have been assigned to a specific trainer.

The company will be required to pay trainer fees and other outgoings with respect to the horses whether or not any of its horses win any races.

The cost of racing is unpredictable and speculative and may negatively impact the company's ability to generate revenue.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of the company's horses decreases, the company will still be responsible for the expenses of maintaining, training and racing its horses at lower level races or smaller venues, which could negatively impact the revenues from the horse.

There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.

RISK FACTORS

<u>Risks Related to our Business (continued)</u>
If a horse is unsuccessful in racing, becomes sick or injured, the company's revenue will be adversely affected.

The company may purchase insurance on its horse which could require company resources to be spent to cover any losses from the death or injury of a horse.

Horse racing could be subjected to restrictive regulation or banned entirely, which could adversely affect the conduct of the company's business.

A decrease in average attendance at races coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the company's operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on the company's business.

The company may only own a minority interest in a horse and thus it may not have sufficient control regarding the training or racing of that horse.

Competitive interests and other factors can have unforeseen consequences.

Impact of non-compliance with regulations.

The company depends on a small management team and may need to hire more people to be successful.

<u>Risks Related to this Offering and the Shares</u>
Control of the company is in the hands of K&G

The company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The offering price has been arbitrarily set by the company.

The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Investors cannot easily resell the securities.

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares.

Investors interests may be diluted

Risks discussed in detail can be found in the Offering Memorandum and <u>here</u>.

GET IN
ON THE





ACTION

Henry W. Sullivan
hws@sportblx.com

Joseph A. De Perio
jad@sportblx.com

SPORT
BLX

New York, New York
(212) 829-2888
sportblx.com